Exhibit J

Stadium Capital Management Announces Transition in Board Representation at Big 5 Sporting Goods

Dominic P. DeMarco Resigns from Board after Nearly Five Years of Service

Stadium to Name a Replacement for Mr. DeMarco

Expects Continued Progress on Strategic Planning, Capital Allocation & Governance

NEW CANAAN, Conn., September 9, 2016 - Stadium Capital Management, LLC (“Stadium”) announced today that Dominic P. DeMarco has resigned from the Board of Directors of Big 5 Sporting Goods Corporation (Nasdaq: BGFV), effective immediately.

In the opinion of Mr. DeMarco and Stadium, there has been a significant improvement in the composition, governance and structure of Big 5’s Board as a result of Stadium’s 2015 proxy contest and resulting Settlement Agreement. Additionally, it is the opinion of Mr. DeMarco and Stadium that the efforts of the Value Creation Committee of the Board, which was formed as a result of the Settlement Agreement to review Big 5’s business, operations, capital allocation and strategy and to make recommendations to the Board on these issues, are largely complete, with the Board having approved a slate of recommendations at its latest meeting. Thus, Stadium and Mr. DeMarco concluded that it was an appropriate juncture for Mr. DeMarco to eliminate the substantial time commitment of serving on Big 5’s Board. Under the terms of the Settlement Agreement, Stadium has the right to name a director to replace Mr. DeMarco, and intends to name an exceptionally qualified, independent individual who will help ensure that Big 5 makes continued progress in strategic planning, capital allocation and corporate governance.

Mr. DeMarco commented, “In my nearly five years of Board service, I have been fortunate to meet many Big 5 employees, and have been continually impressed by their dedication and efforts. I wish to express my gratitude as both a shareholder and director.”